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September 8, 2011	OUR FILE NUMBER
580,378-36
VIA EDGAR AND FACSIMILE Daniel F. Duchovny, Esq.	WRITER’S DIRECT DIAL (650) 473-2603
Special Counsel Office of Mergers & Acquisitions	WRITER’S E-MAIL ADDRESS
Division of Corporation Finance	stonsfeldt@omm.com
United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Zarlink Semiconductor Inc. Schedule 14D-1F Filed on August 18, 2011, by Microsemi Corporation and 0916753 B.C. ULC File No. 005-46559

Dear Mr. Duchovny:

We are United States counsel to Microsemi Corporation (“Microsemi”) and 0916753 (the “Offeror” and, together with Microsemi, the “Bidders”). On behalf of the Bidders, we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated August 29, 2011 to Warren Katz, Esq. of Stikeman Elliot LLP, Canadian counsel to the Bidders (the “Comment Letter”), with respect to the Schedule 14D-1F filed with the Commission by the Bidders on August 18, 2011 (the “Schedule 14D-1F”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment. The Bidders are simultaneously filing Amendment No. 1 to the Schedule 14D-1F (the “Amendment”) in response to the Comment Letter, as described in more detail in the responses below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offers and Circular.

Schedule 14D-1F

I. Eligibility Requirements

1.	Please explain the basis for your conclusion that U.S. holders held less than 40% of each subject class of outstanding securities of Zarlink Semiconductor. See Instruction I.A.3. of Schedule 14D-1F.

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Response: The Bidders have reviewed Instruction 3 to I.A. of Schedule 14D-1F and have concluded that U.S. holders held less than 40% of each of (i) the common shares (the “Common Shares”) of Zarlink Semiconductor Inc. (“Zarlink”) and (ii) the 6% convertible unsecured debentures (together with the Common Shares, the “Zarlink Securities”) that are the subject of the tender offers (the “Offers”) because: (a) the Zarlink Securities do not trade, and have not traded during the last 12 months prior to the commencement of the Offers, on a national securities exchange in the United States (or on the NASDAQ), and have only traded on the Toronto Stock Exchange during such time; (b) the most recent annual report or annual information form filed or submitted by Zarlink with Canadian securities regulators or with the Commission does not indicate that U.S. holders hold 40% or more of either class of the Zarlink Securities; and (c) the Bidders do not have actual knowledge that the level of U.S. ownership equals or exceeds 40% of either class of the Zarlink Securities outstanding.

III. Compliance with the Exchange Act

2.	Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidders to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Response: The Bidders have not been granted any waivers or exemptions from Canadian laws in connection with the Offers.

Cover Page of Schedule 14D-1F

3.	Please move all of the legends required by Item 2 of Part I of Schedule 14D-1F to the outside front cover of the home jurisdiction document and ensure the language corresponds to that in the Schedule. See Schedule 14D-1F.

Response: The Bidders respectfully submit that the legend appearing on page iii of the Offers and Circular complies with the requirements concerning the content of the legend, as set out in the instruction in Part I, Item 2 of Schedule 14D-1F. The Bidders confirm that in their future filings they will locate the legend on the outside front cover page of all home jurisdiction documents relating to the Offers, as required by the instruction in Part I, Item 2 of Schedule 14D-1F.

Offer to Purchase for Cash

4. Conditions to the Exchange Offer, page 16

4.	We note condition (h) which may have been triggered as of July 19, 2011. Please update your disclosure with respect to this condition to state whether the condition has been already triggered.

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Response: The Bidders respectfully note the Staff’s comment. The Bidders have clarified the disclosure by including the following statement in the Amendment: “The Bidders wish to state that as of September 8, 2011, the Bidders are not aware of the foregoing condition not being satisfied.”

5.	We refer to the first full paragraph on page 20. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances (including action or inaction by the Offeror or any of its affiliates) giving rise to any such condition” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

Response: The Bidders have clarified the disclosure by including the following statement in the Amendment, which no longer includes the phrase “regardless of the circumstances (including action or inaction by the Offeror or any of its affiliates) giving rise to any such condition”:

“The Bidders hereby clarify that the conditions to the Offers described in Section 4 of the Offers, “Conditions of the Offers,” are for the exclusive benefit of the Offeror and Microsemi and may be asserted by the Offeror during the pendency of the Offer in its sole discretion at any time. Each of the conditions is independent of and in addition to each other such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the conditions, with respect to either or both the Offers (without waving the same condition or conditions to the other Offer), in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of its rights to waive a condition shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time by the Offeror. All conditions to the Offers, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to the expiration of the Offers. Any determination by the Offeror concerning any event or other matter described in Section 4 of the Offers, “Conditions of the Offers,” will be final and binding on all parties.”

6.	In the same paragraph, the bidders state the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time, both before and after the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Response: The Bidders have clarified the disclosure as set forth in response to Staff Comment No. 5 above, which makes clear that conditions to the Offers (other than those

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involving receipt of governmental approvals) must be satisfied or waived before the expiration of the Offers.

7.	We note the language in the same paragraph that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: We hereby confirm to the Staff, on behalf of the Bidders, the Bidders’ understanding that if a condition is triggered and the Bidders decide to proceed with the Offers, such action would constitute a waiver of the triggered condition and that if a condition of the Offers is triggered by events that occur during the pendency of the Offers and before the expiration of the Offers, they will promptly inform security holders how they intend to proceed, rather than waiting until the expiration of the Offers, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

8.	Please refer to the same paragraph. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: We hereby confirm to the Staff, on behalf of the Bidders, (i) the Bidders’ understanding that if a condition is triggered and the Bidders decide to proceed with the Offers, such action would constitute a waiver of the triggered condition, (ii) if such waiver is material, the Bidders’ acknowledgement that they may be required under Canadian securities laws to extend the Offers and recirculate new disclosure to security holders and (iii) the Bidders’ understanding that they will not, with respect to a condition that they determine to waive, fail to officially waive such condition.

12. Market Purchases, page 25

9.	With respect to the first paragraph, please clarify here (and elsewhere in your document as necessary) which are the “applicable Laws” to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

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Response: We have clarified the disclosure in Section 12 of the Offers and Circular, “Market Purchases,” to indicate that “applicable Laws” here refers to all securities laws of Canada and its provinces and territories applicable to the Offers.

The Bidders have no present intention of purchasing Zarlink Securities except as part of the Offers because, among other things, Zarlink’s shareholder rights plan effectively prohibits such purchases. Nevertheless, the Bidders reserve the right to purchase Zarlink Securities if and when permitted under the shareholder rights plan.

To the extent the Bidders purchase Zarlink Securities outside of the Offers, such purchases will be made in accordance with the procedures set forth in the response of the Commission Staff to the no-action request of Barrick Gold Corporation dated October 10, 2006, which provided exemptive relief from the requirements of Rule 14e-5 to permit purchases of securities outside an offer in a similar transaction, and the Bidders will deliver to holders of the Zarlink Securities a Notice of Variation describing such purchases.

Letter of Transmittal for Common Stock

10.	Please provide us an analysis supporting your reference to Treasury Department Circular 230 or delete the legend appearing on page 13 of this letter of transmittal.

Response: The Bidders have clarified the disclosure by including in the Amendment a statement that the legend appearing on page 13 of the Letter of Transmittal with respect to the Common Shares is not applicable to such Letter of Transmittal. Such legend will be deleted in any future Letter of Transmittal disseminated to Zarlink shareholders.

* * * * *

On behalf of our clients, the Bidders, we hereby confirm to the Staff each Bidder’s acknowledgement that:

•	the bidder is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions or comments regarding this letter, please do not hesitate to contact me at (650) 473-2603 (telephone) or (650) 473-2601 (facsimile).

Sincerely,

/s/ Steven J. Tonsfeldt

Steven J. Tonsfeldt of O’MELVENY & MYERS LLP

cc:	David Goren, Esq.
Microsemi Corporation

Warren T. Lazarow, Esq.
O’Melveny & Myers LLP

Paul Scrivano, Esq.
O’Melveny & Myers LLP